Exhibit 1

For Immediate Release

SUPERCOM ANNOUNCES APPROVAL OF
SHAREHOLDERS’ RESOLUTIONS

Herzliya, Israel, August 22, 2013 – SuperCom Ltd (OTCQB: SPCBF), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions, announced today that at its special general meeting of shareholders, the shareholders approved all items on the agenda.

The resolutions that were approved by the shareholders are:

1.
To increase the authorized (registered) share capital of the Company to NIS 3,750,000 divided into 63,750,032 Ordinary Shares of NIS 0.0588235 par values each, and to amend the Memorandum of Association and Articles of the Company accordingly.

2.
To effectuate a 1:4.250002 share consolidation of the Ordinary Shares of the Company, resulting in the number of authorized Ordinary Shares (issued and unissued) following the consolidation being equal to exactly 15,000,000 Ordinary Shares with par value of 0.25 NIS each, and to approve the amendments to Section 4 of the Company’s Memorandum of Association and Article 11 of the Company’s Articles of Association.

Subsequently, effective August 23, 2013 the share consolidation of the Company’s Ordinary Shares of 1:4.250002, will become effective and the company will temporarily trade under the ticker symbol ‘SPCBD’, to be replaced by ‘SPCB’ if and when traded on the NASDAQ Capital Market, or back to ‘SPCBF’ within 20 days if the listing on NASDAQ does not occur within such a 20 day period.

The reverse split is part of the process of transferring the listing of the Company’s shares to the Nasdaq Capital Market.

The increase of the authorized share capital has been made in order to support the Company’s planned share offering and the acquisition of the SmartID division of OTI.

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom website is http://www.supercom.com

Corporate Relations Contacts:
Rona Kandel
Tel: 972-9-889-0850
rona@supercom.com

Investor Relations Contacts:
Ehud Helft & Kenny Green
CCG Investor Relations
Tel: 1 646 201 9246
supercom@ccgisrael.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.